                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                         COMMISSION FILE NUMBER 0-29751
                                                         CUSIP NUMBER 974255 408

(Check One): [_]Form 10-K  [_]Form 11-K  [_]Form 20-F  [X]Form 10-QSB

For Period Ended: September 30, 2003

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I. REGISTRANT INFORMATION

Full Name of Registrant: Winmax Trading Group, Inc.

Former name if applicable: Not Applicable

Address of principal executive office (Street and number): 5920 Macleod Trail,
Suite 800, Calgary, Alberta Canada T2H 0K2

PART II.  RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ] (b) The subject annual report, semi-annual report, transition report on Form
10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or
[x] (c) the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (d) The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

We were not able to complete the required information for the period ended
September 30, 2003 on a timely basis.

PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Gerald Sklar 877-693-3130

(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of
1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[_] Yes   [x] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Winmax Trading Group, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    11/12/2003
By: /s/ Gerald Sklar
President, Chief Executive Officer, Chief Financial Officer, and Principal
Accounting Officer